

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Jeffrey J. Flood
President, Treasurer, Secretary and Director
Oak Ridge Micro-Energy, Inc.
3046 E. Brighton Place
Salt Lake City, Utah 84121

> **Re: Oak Ridge Micro-Energy, Inc.**
> **Form 8-K**
> **Filed October 9, 2012**
> **Amendment No. 1 to Form 8-K**
> **Filed October 12, 2012**
> **File No. 000-50032**

Dear Mr. Flood:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. It appears that you were a shell company prior to the consummation of the reported transaction. Therefore, please amend your filing to provide all of the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Refer to Item 2.01(f) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Please contact Jay Mumford, at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Leonard Burningham, Esq.